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                                                    Filed by Occam Networks Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                     Subject Company: Accelerated Networks, Inc.
                                                   Commission File No. 000-30741

Occam Networks Introduces Ethernet Protection Switching, Gives Ethernet in the Access Network the Reliability and Resiliency of SONET at a Fraction of the Cost

     SANTA BARBARA, Calif. - Feb. 12, 2002 - Occam Networks Inc. today introduced Ethernet Protection Switching (EPS) an Occam-developed technology that gives Ethernet the resiliency of SONET networks with a 50 msec fail-over to a backup path in case of link or node failure. With EPS, the Occam Broadband Loop Carrier (BLC) meets the `five nines" network availability required in public telecommunications networks, enabling carriers to take advantage of the cost savings and scalable bandwidth Ethernet provides. EPS is available with Occam's BLC System, a complete Ethernet- and IP-based loop carrier that combines the functionality of a DLC, DSLAM, and media gateway to deliver broadband data and lifeline POTS from a single, converged access network.

     "Reliability remains a key issue in deploying Ethernet in today's telecommunications network," said Mark Rumer, Occam co-founder and chief technology officer. "The Occam solution uses standard Ethernet silicon and switching combined with our Ethernet Protection Switching to make networks using Ethernet transport as resilient as SONET networks, while alleviating the ring size and distance limitations of SONET. With EPS, carriers can also leverage the high bandwidth and low cost of Ethernet in the access and metro networks without compromising their voice and data services."

     EPS offers several advantages over SONET technology, including greater deployment flexibility. With EPS, carriers can implement a variety of network topologies, including rings, star, and tree. There are no limits on network length or the number of nodes on each network, and EPS can operate over copper,

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fiber, or other transport media. With its support for a wide variety of media and network configurations, EPS give carriers maximum deployment flexibility that translates directly to lower deployment costs.

     A key feature of EPS is its dynamic use of bandwidth. Unlike SONET, where protection links are idle and unused during normal operation, EPS uses all the available bandwidth of all facilities to dynamically distribute network traffic during normal operations. When there is a failure, all remaining bandwidth is used according to QoS priorities.

     "We are interested in the reliability and resilience that Occam's EPS technology adds to Ethernet," said Jim Mitchell, president of Armstrong Telephone. "We love the bandwidth that Ethernet offers and the economics are compelling."

     EPS also offers several benefits not available in other technologies such as Resilient Packet Ring (RPR) and Rapid Spanning Tree Protocol (RSTP). EPS uses the standard Ethernet 802.3 MAC protocol, which is supported by all network equipment unlike RPR, which requires silicon changes. The RPR standard will not be complete before 2003, while EPS is available now. RSTP can detect link failures, but may not detect node or equipment failures, and RSTP makes inefficient use of access network bandwidth.

     "Occam is committed to supporting industry standards, and we view EPS as a unique application that uses standards-based technology to solve a problem plaguing the industry - not as a competing standard," said Rumer. "We will make our technology available to interested vendors and will continue to support all standards that deliver cost-effective "five nines" availability."

     EPS operates over predefined primary and alternate transport paths, automatically switching to alternate paths on link or node failures. EPS segments traffic into pre-configured Path Groups. Each Path Group uses a heartbeat to ensure the link is operating properly. When a failure occurs, EPS automatically switches the Path Group traffic to a "live" link in less than 50 msec, guaranteeing support for delay-sensitive services like voice and video.

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     EPS Path Groups are created according to the 802.1q Virtual LAN (VLAN)
protocol, and each Path Group may contain multiple VLANs. The access network is designed with overlapping Path Groups and with alternate paths for every node. The network is a "legal" Ethernet network, since none of the VLANs creates a closed ring.

 About Occam Networks

     Occam Networks Inc. develops and markets a suite of Broadband Loop Carriers, innovative Ethernet- and IP-based loop carrier platforms that enable incumbent local exchange carriers to profitably deliver a variety of traditional and packet voice, broadband and IP services from a single, converged all-packet access network. In November 2001, Occam Networks announced that it had signed a definitive merger agreement with Accelerated Networks. The merger is expected to close in the first quarter 2002, subject to the satisfaction of certain customary closing conditions, including the approval of the stockholders of both companies. Occam Networks is headquartered in Santa Barbara, Calif. Additional information about the company can be found at www.occamnetworks.com.

     Accelerated Networks has filed a Registration Statement on SEC Form S-4 in connection with the merger. The Registration Statement and the Prospectus/Proxy Statement filed with the S-4 contain important information about Occam. Free copies of these documents are available through the Web site maintained by the SEC at http://www.sec.gov.
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Product Safe Harbor

     Except for historical information contained in this press release, the foregoing contains forward-looking statements that involve risks and uncertainties. Rapidly changing technologies and market conditions may require changes to our products. Actual results may differ materially from those indicated by such forward-looking statements based on a variety of risks and uncertainties, including the risks and

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uncertainties relating to the timely and successful development, and market acceptance of Occam's new products and features.



Contact:
Daphne Page                                              Derek Fay
Director, Corporate Communications                       ConnectPR
Occam Networks, Inc.                                     +1 801 373 7888
+1 805 692 2919 direct                                   derekf@connectpr.com
dpage@occamnetworks.com
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